
03014697

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING

FEB 2 8 2003

SEC FILE NUMBER
8-34205

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002   AND ENDING December 31, 2002

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIZ FINANCIAL SOLUTIONS, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

44 Baltimore Street

(No. and Street)

Cumberland	MD	21502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher T. Mathews – President   301-784-2343

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson Lambert & Co.

(Name – *if individual, state last, first, middle name*)

7500 Old Georgetown Road, Suite 700	Bethesda	MD	20814
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY	MAR 1 8 2003

THOMSON
FINANCIAL

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Christopher T. Mathews, President_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

CBIZ Financial Solutions, Inc. , as

of _December 31_ , 2002 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

STATE OF MARYLAND
COUNTY OF ALLEGANY

_____
Signature

President
_____
Title

_____
Notary Public
My commission expires 10/01/05

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

X (o) Independent auditor's report on internal accounting control.
   (p) Schedule of segregation requirements and funds to segregation-customers' regulated commodity futures account pursuant to Rule 171-5

JOHNSON LAMBERT & CO.

CBIZ Financial Solutions, Inc.
and Subsidiary

Audited Consolidated Financial Statements

Year ended December 31, 2002
with Report of Independent Auditors



7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837
www.jlco.com

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

CBIZ Financial Solutions, Inc. and Subsidiary

Audited Consolidated Financial Statements

December 31, 2002

Contents

JOHNSON LAMBERT & CO.

Report of Independent Auditors

Board of Directors
CBIZ Financial Solutions, Inc. and Subsidiary

We have audited the consolidated statement of financial condition of CBIZ Financial Solutions, Inc. and Subsidiary (the Company) as of December 31, 2002 and the related consolidated statement of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CBIZ Financial Solutions, Inc. and Subsidiary as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules presented on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson Lambert & Co.

Bethesda, Maryland
January 24, 2003

JlCo.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

www.jlco.com

CBIZ Financial Solutions, Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$	4,400,289
Investment in NASDAQ common stock		3,300
Deposits with clearing organization		50,000
Receivable from clearing organization		19,365
Receivable from customers		2,174,039
Prepaid expenses		34,236
Furniture and equipment, less accumulated depreciation of $84,722		16,066
Total Assets	$	6,697,295

Liabilities and Stockholder's Equity

Liabilities

Due to CBSI affiliates	$	1,141,413
Other liabilities		73,619
Total Liabilities		1,215,032

Stockholder's Equity

Common stock - $250 par value; 100 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	79,668
Retained earnings	5,377,595
Total Stockholder's Equity	5,482,263
Total Liabilities and Stockholder's Equity	$ 6,697,295

See notes to the consolidated financial statements.

CBIZ Financial Solutions, Inc. and Subsidiary

Consolidated Statement of Income

For the year ended December 31, 2002

Revenue		
Commissions and fees	$	3,548,615
Investment advisory fees		3,803,949
Interest and dividends		34,313
Total Revenue		7,386,877
Expenses		
Employee compensation and benefits		1,884,107
Clearing fees		171,682
Management fees		105,000
Rent		42,000
Corporate overhead		25,200
Communications		17,735
Other operating expenses		294,815
Total Expenses		2,540,539
Income before federal income tax		4,846,338
Federal income tax provision		-
Net Income	$	4,846,338

See notes to the consolidated financial statements.

CBIZ Financial Solutions, Inc. and Subsidiary

Consolidated Statement of Cash Flows

For the year ended December 31, 2002

Cash flows provided by operating activities		
Net income	$	4,846,338
Add (deduct) items not affecting cash:		
Depreciation of furniture and equipment		14,042
Allowance for doubtful accounts		(24,000)
Changes in assets and liabilities:		
Receivable from clearing organization		(145)
Receivable from customers		208,078
Due from CBSI affiliates		1,158,945
Prepaid expenses		(29,660)
Federal and state income taxes receivable		4,373
Other receivables		5,138
Due to CBSI affiliates		873,443
Other liabilities		48,920
Net cash provided by operating activities		7,105,472
Cash flows used in investing activities		
Cost of acquiring furniture and equipment		(7,426)
Cash flows used in financing activities		
Dividends paid		(5,250,000)
Net increase in cash and cash equivalents		1,848,046
Cash and cash equivalents at beginning of year		2,552,243
Cash and cash equivalents at end of year	$	4,400,289

See notes to the consolidated financial statements.

CBIZ Financial Solutions, Inc. and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2002	$ 25,000	$ 79,668	$ 5,781,257	$ 5,885,925
Net income	-	-	4,846,338	4,846,338
Dividends paid	-	-	(5,250,000)	(5,250,000)
Balance at December 31, 2002	$ 25,000	$ 79,668	$ 5,377,595	$ 5,482,263

See notes to the consolidated financial statements.

CBIZ Financial Solutions, Inc. and Subsidiary

Notes to the Consolidated Financial Statements

December 31, 2002

1. Organization and Significant Accounting Policies

Organization

CBIZ Financial Solutions, Inc. (the Company), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. The Company is a wholly owned subsidiary of CBSI Management Company (CBSI), which is a wholly owned subsidiary of Century Business Services, Inc. (CBIZ). On January 1, 2001, the Company was merged with Century Retirement & Wealth Management Services, Inc. (CRWMS), another wholly owned subsidiary of CBSI. The combining of the two related entities has been accounted for using historical costs for financial reporting purposes in accordance with accounting principles generally accepted in the United States.

The Company is a full service broker-dealer that primarily serves customers in Maryland, Pennsylvania, and West Virginia. The Company has a securities clearing relationship with National Financial Services Corporation, a company of Fidelity Investments. The Company also provides registered investment advisory services and asset management for qualified retirement plans.

Basis of Reporting

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) and include the accounts of BGS&G Insurance Services Company, which is 100% owned by the Company. BGS&G Insurance Services Company is an agency which markets life insurance primarily to customers located in Maryland, Pennsylvania, West Virginia, Virginia and the District of Columbia. All significant intercompany accounts and transactions have been eliminated.

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CBIZ Financial Solutions, Inc. and Subsidiary

Notes to the Consolidated Financial Statements (Continued)

1. Organization and Significant Accounting Policies (Continued)

Cash and Cash Equivalents
The Company considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2002 approximately 72% of the balance of cash and cash equivalents represents amounts on deposit with F&M Bank and Trust, and First United Bank & Trust.

Investment in NASDAQ Common Stock
The investment held by the Company was a privately offered security that began trading in the national securities market during 2002, resulting in a readily available market value at December 31, 2002. The investment held by the Company consists of an equity security that is valued at its purchase price, which is not materially different from its market value.

Furniture and Equipment
Furniture and equipment purchased prior to January 1, 1998 are carried at cost and are depreciated over five to seven years using an accelerated depreciation method. Assets purchased after January 1, 1998 are carried at cost and depreciated over three to ten years on a straight-line basis. Depreciation expense during 2002 was $14,042.

Revenue Recognition
Commission and fee income are recorded on the accrual basis. Commission income and expenses are recorded on the settlement date. There are no material differences between this policy and trade date accounting. Investment advisory fees are invoiced quarterly and recognized when earned.

Profit Sharing Plans
The Company's employees participate in the CBIZ Benefits & Insurance of Maryland Employee Savings Plan. The plan provides for contributions by CBIZ and its subsidiaries in such amounts as the Board of Directors may annually determine. The Company's contribution to the plan in 2002 was $17,037 and reflects the company's matching contribution to the 401(k) portion of the Plan.

Concentration of Credit Risk
The Federal Deposit Insurance Corporation (FDIC) insures bank balances up to $100,000 per banking institution. At various times the amounts on deposit in the various bank accounts are in excess of the FDIC limit. Management monitors these balances and believes they do not represent a significant credit risk to the Company.

CBIZ Financial Solutions, Inc. and Subsidiary

Notes to the Consolidated Financial Statements (Continued)

2. Related Party Transaction

CBIZ Benefits & Insurance of Maryland (CBIZ B&I of Maryland), a wholly owned subsidiary of CBSI, provides certain management services to the Company as well as provides the facilities from which the Company conducts its operations. During 2002, the Company incurred management costs of $125,725 and was allocated facility and operating costs of $142,160. Amounts due to CBIZ B&I of Maryland at December 31, 2002 are included in "Due to CBSI affiliates". At December 31, 2002, the Company had a payable of $1,141,413 due to CBSI, CBIZ B&I of Maryland and other CBSI related affiliates.

Effective January 1, 2001, the Company entered into agreements with several subsidiaries of CBIZ regarding the recognition of investment advisory revenue. Under the terms of these agreements, investment advisory fees generated by employees of the various subsidiaries, who are investment advisory representatives of the Company, will be recognized and recorded by the Company. Further, the agreements provide that the expenses associated with these investment advisory representatives shall remain the liability of the various subsidiaries for whom they are employed. During 2002, the Company recognized investment advisory revenue of $3,803,949 related to these agreements. Beginning in 2003, the Company and its affiliates plan to amend these agreements whereby expenses associated with certain investment advisory representatives will be allocated to the Company and reflected as an expense in its Statement of Income.

The Company also has an arrangement with National Planning Corporation (NPC), an unaffiliated full service broker-dealer, which provides for commissions generated by employees of CBIZ's subsidiaries, who are registered broker-dealer representatives of NPC, to be recognized and recorded by the Company. Under the terms of this arrangement the related compensation for these representatives remains with the employing CBIZ subsidiary. During 2002, the Company recognized commission income of $1,351,035 related to this relationship with NPC. Effective January 1, 2003 commissions from NPC will be paid directly to the brokers. Consequently, the Company will no longer receive or record any commissions from NPC.

Management has not quantified the value of the expenses incurred and absorbed by other CBIZ subsidiaries on behalf of the Company related to these agreements.

In March, June, and December 2002, the Company declared and paid cash dividends totaling $4,000,000 to its parent, CBSI. During September 2002, the Company declared and paid a non-cash dividend of $1,250,000 to CBSI. The non-cash dividend was in the form of a reduction in the intercompany receivable from CBSI to the Company.

CBIZ Financial Solutions, Inc. and Subsidiary

Notes to the Consolidated Financial Statements (Continued)

3. Regulatory Requirements

The Company must maintain separate accounts for the exclusive benefit of customers in accordance with Securities and Exchange Commission Rule 15c3-3 and comply with segregation requirements under Section 4d(2) of the Commodity Exchange Act as determined by periodic computations. The rules allow the Company to maintain the required amount in cash or in qualified securities.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 the Company had net capital of $2,987,095, which exceeded its capital requirements of $250,000 and had a ratio of aggregate indebtedness to net capital of .41 to 1.

All customer transactions are cleared through another broker dealer on a fully disclosed basis; therefore, the Company claims exemption from SEC Rule 15c3-3 under Section k (2)(ii).

The stockholder's equity of BGS&G Insurance Services Company, which amounted to $114,210 at December 31, 2002, is excluded from the computation of the Company's net capital at December 31, 2002.

4. Income Taxes

The Company is included in CBIZ's consolidated federal income tax return. An individual state income tax return is filed for the Company. Taxes, if any, are paid on behalf of the Company by CBIZ. CBIZ does not intend to be reimbursed by the Company for any taxes it has paid on behalf of its subsidiary and therefore there is no income tax expense allocated to or recorded by the Company.

Supplementary Information

CBIZ Financial Solutions, Inc. and Subsidiary

Schedule of Computation of Net Capital under Rule 15c3-1 of The Securities and Exchange Commission

As of December 31, 2002

Net capital:	
Total consolidated stockholder's equity	$5,482,263
Deduct stockholder's equity of subsidiary not allowable for net capital	(114,210)
Total stockholder's equity qualified for net capital	5,368,053
Add liabilities subordinated to claims of general creditors Allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	5,368,053
Deductions and/or charges:	
12B-1 fees receivable	(19,365)
Receivables from customers	(2,174,039)
Prepaid expenses	(34,236)
Furniture and equipment	(16,066)
Excess fidelity bond coverage	(70,000)
Net capital before haircuts on security positions	3,054,347
Haircuts on other securities (money market fund investments and stock)	(67,252)
Net capital	$2,987,095
Aggregate indebtedness	$1,215,032
Computation of basic net capital requirements:	
Minimum net capital required	$250,000
Excess net capital	$2,737,095
Ratio: Aggregate indebtedness to net capital	.41
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2002)	
Net capital as reported in Company's Part II (Unaudited) FOCUS Report	$3,101,305
Stockholders' equity of subsidiary not allowable for net capital	(114,210)
Net capital per above	$2,987,095

CBIZ Financial Solutions, Inc. and Subsidiary

Computation for Determination of Reserve Requirements
under Rule 15c3-3 of The Securities and Exchange Commission

December 31, 2002

Rule 15c3-3 is intended to limit the broker-dealers use of customer funds. The rule requires the reserve to be calculated as the excess of customer-related credits over customer-related debits. The total credits and debits amounted to $0 at December 31, 2002. No deposit was required.

Pursuant to Paragraph (d) (4) of Rule 17a-5, there are no material differences between this reserve computation required pursuant to Rule 15c3-3 and the corresponding computation prepared by and included in the Company's unaudited part II FOCUS Report filing as of the same date.

CBIZ Financial Solutions, Inc. and Subsidiary

Information Relating to Possession or Control Requirements under Rule 15c3-3 of The Securities and Exchange Commission

December 31, 2002

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

   A. Number of items – NONE $ -

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   A. Number of items – NONE $ -

Other Information

JOHNSON LAMBERT & CO.

Report of Independent Accountants on Internal
Accounting Control Required by Sec Rule 17a-5

Board of Directors of
  CBIZ Financial Solutions, Inc.

In planning and performing our audit of the consolidated financial statements of CBIZ Financial Solutions, Inc. and Subsidiary (the Company) for the year ended December 31, 2002 we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission) we have made a study of the practices and procedures, including tests of compliance with such practices and procedures, followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g):

  (1) in making the periodic computations of aggregate indebtedness and net capital under Rule17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

  (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-1 3

  (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

  (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

JlCo.

7500 Old Georgetown Road, Suite 700
Bethesda, MD 20814-6133
Phone (301) 656-0040
Fax (301) 656-0518

One Lawson Lane, P.O. Box 525
Burlington, VT 05402-0525
Phone (802) 862-2640
Fax (802) 862-4837

700 Spring Forest Road, Suite 335
Raleigh, NC 27609-9124
Phone (919) 865-1070
Fax (919) 865-1077

www.jlco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intending solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson Lambert & Co.

Bethesda, Maryland
January 24, 2003